UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

Mining Office

1515 Red Top Rd.

P.O. Box 1280

Tombstone, AZ. 85638

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 X . Form 20-F        . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 5, 2009, Simon Russell tendered his resignation as Chief Operating Officer of the Company, which resignation became effective on May 18, 2009.  The Board of Directors accepted such resignation as of May 18, 2009. Mr. Russell’s resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Mr. Russell will continue to consult with the Company on an as needed basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: June 12, 2009	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President

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